September 20, 2024

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 4, 2024
            CIK No. 0001886428
Dear Bruce Lucas:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 22, 2024, letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Notes to Consolidated Financial Statements
1. Nature of Business and Significant Accounting Policies, page F-28

1. We note your response to prior comment 8, which explains that your policy acquisitions generally do not meet the definition of a business combination. Further, you note that the acquired policies are subsequently accounted for following the general revenue recognition policy disclosed on page F-35 of the amended draft registration statement. Please tell us how you initially recognize and measure the acquired policies, such as an explanation of any contractual assets or liabilities that are recognized as part of the acquired policies and how they are measured. Please revise your disclosure as appropriate and tell us the authoritative guidance upon which you relied.
 September 20, 2024
Page 2
7. Fair Value of Financial Assets and Liabilities, page F-43

2. We note your tabular disclosure on page F-44, which includes an interest rate swap liability classified as a Level 3 fair value measurement as of December 31, 2023. We also note your disclosure on page F-45 that the Company does not have any Level 3 assets or liabilities. Please revise your disclosure, here as well as in the relevant note to the financial statements for the six months ended June 30, 2024, to consistently describe your
       Level 3 assets and liabilities.

       Please contact Katharine Garrett at 202-551-2332 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:   Richard D. Truesdell, Jr., Esq.